Contact

www.linkedin.com/in/
yoavmarkiewicz (LinkedIn)
www.tapuz.co.il/blog/userBlog.asp
(Blog)
www.conduit.com (Other)
www.zoominfo.com (Other)

Top Skills

Entrepreneurship

Start-ups

Product Management

Yoav Markiewicz

Entrepreneur
Israel

Experience

Heavys
Co-Founder
January 2020 - Present (2 years 8 months)

Jasper
Co-Founder
March 2019 - Present (3 years 6 months)

MassChallenge
Judge & Mentor
October 2018 - Present (3 years 11 months)

Google Campus
Mentor
June 2018 - Present (4 years 3 months)

Google
Global head of Growth @ Waze
March 2017 - September 2018 (1 year 7 months)

My Heroes
CEO & Co-Founder
June 2014 - May 2017 (3 years)

Downloadius
Managing Director
July 2012 - January 2015 (2 years 7 months)
Israel

Conduit
Senior Vice President
February 2010 - March 2012 (2 years 2 months)

Imed.co.il (Acquired) & Bvents.com

CEO
2008 - February 2010 (2 years)

Establish and run two internet portal from idea to millions of MAUs and profitability

Imed.co.il - Israel's health portal (acquired)

Bvents.com - A Conference, Trade Show and Convention directory

Zoom Information
Director of Product Management
January 2005 - December 2007 (3 years)

Academia Software Solutions LTD
CEO & Co-Founder
2001 - 2004 (3 years)

Scepia Internet Solutions
Branch manager
1999 - 2001 (2 years)

Education

Technion-Machon Technologi Le' Israel
B.Sc.(Cum Laude), Engineering · (1994 - 1998)